UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ABAKAN INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Robert Miller

2665 S. Bayshore Drive, Suite 450, Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

If  the  filing  person  has  previously  filed  a  statement  on  Schedule  13G  to  report  the  acquisition  that  is  the subject  of  this  Schedule  13D,  and  is  filing  this  schedule  because  of  §§240.13d-1(e),  240.13d-1(f)  or

240.13d-1(g), check the following box. ☐

Note:  Schedules  filed  in  paper  format  shall  include  a  signed  original  and  five  copies  of  the  schedule,

including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The  remainder  of  this  cover  page  shall  be  filled  out  for  a  reporting  person's  initial  filing  on  this  form with  respect  to  the  subject  class  of  securities,  and  for  any  subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The  information  required  on  the  remainder  of  this  cover  page  shall  not  be  deemed  to  be  "filed"  for  the purpose  of  Section  18  of  the  Securities  Exchange  Act  of  1934  ("Act")  or  otherwise  subject  to  the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP NO. 00258J 107

1.

NAMES OF REPORTING PERSONS.

Maria C. Maz

I.R.S. IDENTIFICATION NO.’S OF ABOVE PERSONS (ENTITIES ONLY).

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  ☐

(b)  ☐

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) OR 2(e) ☐

6.

CITZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

17,440,000

8.

SHARED VOTING POWER

0

9.

SOLE DISPOSITIVE POWER

17,440,000

10.

SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,690,000 shares of common stock (17,440,000 direct and 5,250,000 indirect) (see Item 5).

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.3% of the issued and outstanding shares of common stock (based on 60,766,520 shares of the

Issuer's common stock outstanding as of April 4, 2012).

14.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Abakan Inc., a Nevada corporation (the

"Issuer"). The principal offices of the Issuer are located at 2665 S. Bayshore Drive, Suite 450, Miami,

Florida 33133

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Maria C. Maz (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 4801 Alhambra Circle, Coral Gables,

Florida, 33146.

(c) The present principal occupation of the Reporting Person is: financial consultant and owner of Prosper

Financial Inc., a firm that provides management services to development stage companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 4, 2012, the Reporting Person gifted 50,000 shares to the Church of the Epiphany. On May 10,

2011, the Reporting Person sold 260,000 shares to Kossan Ventures Limited for total consideration of

$130,000 pursuant to the terms of a securities purchase agreement.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transactions was the disposition and gift of the securities of the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as she deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) The Reporting person has no plans for any extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of her shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the Issuer’s business or corporate structure

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the

Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange

Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 60,766,520 issued and outstanding shares of common stock as of April 4, 2012. The

Reporting Person directly owns 17,440,000 shares (representing 28.7%) and indirectly owns 5,250,000 shares (representing 8.6%) or an aggregate of 22,690,000 shares (representing 37.3%) of the issued and outstanding common stock of the Issuer. The Reporting Person is also the indirect owner of 1,000,000 options, owned by Prosper, to purchase common stock at $0.60 per share before December 14, 2019, one third of which vests each year beginning on December 13, 2010 and the indirect owner of 500,000 options, owned by Prosper, to purchase common stock at $0.65 per share before October 19, 2020, one third of which vests each year beginning on October 18, 2011.

(b) The Reporting Person has the sole or indirect power to vote or direct the vote and the sole or indirect power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) Other than the disposition and gift of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person and the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER

The Issuer and Prosper entered into a Stock Option Agreement on December 14, 2009 pursuant to which

Prosper was granted the option to purchase up to 1,000,000 shares of the Issuer’s common stock at an exercise price of $0.60 per share under the Issuer’s 2009 Stock Option Plan. The options will vest in successive one third increments on an annual basis beginning December 13, 2010.

The Issuer and Prosper entered into a Stock Option Agreement on October 19, 2010 pursuant to which

Prosper was granted the option to purchase up to 500,000 shares of the Issuer’s common stock at an exercise price of $0.65 per share under the Issuer’s 2009 Stock Option Plan. The options vest in successive one third increments on an annual basis beginning October 18, 2011.

Other than as reflected above, the Reporting Person does not have any contracts, arrangements,

understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1

Share Purchase Agreement dated September 4, 2008 between Mr. Aaron Bard and the Reporting

Person, incorporated by reference to the Schedule 13D filed with the Securities and Exchange

Commission on September 29, 2008.

10.2

Share Purchase Agreement dated September 4, 2008 between Mr. Shlomo Friedman and the

Reporting Person, incorporated by reference to the Schedule 13D filed with the Securities and

Exchange Commission on September 29, 2008.

10.3

Share Purchase Agreement dated November 30, 2009 between Beta Service SA and the

Reporting Person, incorporated by reference to the Schedule 13D/A-1 filed with the Securities and Exchange Commission on December 7, 2009.

10.4

Share Purchase Agreement dated November 30, 2009 between Ms. Nora Coccaro and the

Reporting Person, incorporated by reference to the Schedule 13D/A-1 filed with the Securities and Exchange Commission on December 7, 2009.

10.5

Share Purchase Agreement dated November 30, 2009 between Mr. Costas Takkas and the

Reporting Person, incorporated by reference to the Schedule 13D/A-1 filed with the Securities and Exchange Commission on December 7, 2009.

10.6

Unit Purchase Agreement dated December 8, 2009 between the Issuer and Prosper, incorporated by reference to the Schedule 13D/A-2 filed for Ms. Maz with the Securities and Exchange

Commission on January 12, 2010.

10.7

Stock Option Agreement dated December 14, 2009 between the Issuer and Prosper, incorporated by reference to the Schedule 13D/A-2 filed for Ms. Maz with the Securities and Exchange

Commission on January 12, 2010.

10.8

Stock Option Agreement dated October 19, 2010 between the Issuer and Prosper filed for Ms.

Maz with the Securities and Exchange Commission on November 12, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2012

Date

/s/ Maria C. Maz

Signature

Maria C. Maz

Name

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).